SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

CANADIAN PACIFIC RAILWAY LIMITED/CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-01342)	(Commission File No. 1-15272)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]        Form 40-F [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES
Press Release Dated March 19, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 19, 2003		Signed: Robert V. Horte

	By:	Name: Robert V. Horte Title: Senior Assistant Corporate Secretary